

March 19, 2015

Ketan Mehta
President and Chief Executive Officer
Majesco
5 Penn Plaza
33rd Street & 8th Avenue, 14th Floor
New York, NY 10001

  Re: Majesco
    Registration Statement on Form S-4
    Filed February 19, 2015
    File No. 333-202180

Dear Mr. Mehta:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose in the forepart of the registration statement your status as a "controlled company" and your plans to rely on exemptions from certain corporate governance requirements.

Questions and Answers about the Merger and the Cover-All Special Meeting

Q: What will Cover-All stockholders receive in the Merger? page 1

2. Please revise this question and answer to provide brief information in plain, reader-friendly terms regarding the number of shares of common stock a Cover-All stockholder will receive on a per share basis. Include a relevant illustration on an individualized basis demonstrating the possible scenarios regarding the payout amounts in light of the potential adjustments to the exchange ratio. Consider whether dividing this question and answer into subparts or separate questions and answers may be appropriate.

Summary, page 13

3.   Please include your discussion of the Mastek de-merger under a separate caption, and expand your description of the assets that will be contributed to Majesco by Mastek.

The Merger, page 15

4.   Please consider expanding your summary to provide graphics illustrating the corporate structure of Majesco and its parent on both a pre- and post-merger basis.

Regulatory Approvals, page 19

5.   You state that Majesco must obtain certain foreign court and regulatory approvals for the consummation of the Majesco reorganization. Please briefly reference the specific courts and administrative agencies you are referring to here and provide a more detailed discussion on page 90.

Risk Factors, page 23

6.   Please add a risk factor stating that Majesco has not been a reporting company and identify and discuss any resultant risks to Cover-All's shareholders.

Selected Historical Financial Data of Cover-All, page 26

7.   We note that you presented on page F-51, the statement of operations for Cover-All for the three years ended December 31, 2014. However, you only present the statement of operations data for two years in the selected historical financial data for Cover-All. Please revise to include the information for the period ended December 31, 2012 in your disclosure. Refer to Question 11 of FAQ on Title I of the Jobs Act.

Material U.S. Federal Income Tax Consequences of the Merger, page 91

8.   It appears that you are relying on the short-form opinions of Pepper Hamilton, tax counsel to Majesco, and Sills Cummis & Gross, tax counsel to Cover-All. In this regard, we note your statement that they will render written opinions that the merger will qualify as a reorganization under the Internal Revenue Code.   Please note that where you rely on short-form opinions, your tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and that disclosure must clearly identify and articulate the opinion being rendered. Please revise your disclosure to state clearly in this section of the prospectus that the disclosure presented here is the opinion of your counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

9.   We note your disclosure on page 92 that the tax discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, you may not assume a legal conclusion that underlies the opinion that shareholders of Cover-All common stock will not recognize any gain or loss upon receipt of Majesco

common stock. Accordingly, please revise the disclosure to remove this assumption concerning the reorganization. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Majesco's Business

Majesco Reorganization, page 121

10.   You state that it is a condition to the merger that the Majesco reorganization be completed prior to consummation of the merger. Accordingly, please expand your discussion of the de-merger to provide additional background on the nature and status of the reorganization. For example, please provide/disclose:

- A brief timeline of the most significant events in the de-merger, such as the dates assets were contributed by Mastek to Majesco;

- How the payment amounts presented on page 182 were determined; and

- Whether the reorganization is subject to approval by the shareholders of Mastek.

Majesco Organizational Chart, page 122

11.   Please consider providing a graphic illustration of the post-merger organizational structure. Consider identifying in the post-merger chart the stock markets in which the entities in the chart are, or will be, traded. Where such listings are anticipated, include appropriate footnote disclosure.

Business, page 123

12.   You state that as of January 1, 2015, Majesco served approximately 120 insurance customers. To provide context and horizontal comparability to this measure, please provide similar information for all periods presented.

Major Customers, page 127

13.   For fiscal year 2014, Majesco's largest customer was State Farm, which constituted approximately 19.8% of total revenues. We note that you have not filed any agreements with State Farm as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 129

Notes to Unaudited Pro-Forma Condensed Combined Financial Information, page 133

14.   We note from your disclosure on page 31 that the market value of the shares of Majesco common stock that holders of Cover-All common stock will receive in the Merger may

increase or decrease between the date of the joint proxy statement/prospectus and the completion of the Merger. Please tell us whether you believe this fluctuation in market value will be material and if so, revise the disclosure to include the impact on the balance sheet of increases and decreases in the market value.

Note 3. Pro-Forma Adjustments

h) Restructuring expenses, page 137

15.   We note your pro forma adjustment eliminates the restructuring expenses recognized in the historical statements of operations of Majesco and Cover-All. Please tell us whether these costs are directly attributable to the merger between Majesco and Cover-All and the reason and basis for eliminating these historical expenses. In this regard, please explain to us why you believe this to be an appropriate pro-forma adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

j) Earnings per Common Share, page 137

16.   We note from your disclosure throughout the filing that warrants, options, and RSUs to purchase shares of Cover-All common stock will be replaced with those to purchase shares of Majesco common stock. However, these stock awards are not reflected in the shares used in pro-forma dilutive earnings per share calculation. Please revise to include this information in your disclosure.

Majesco's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended March 31, 2014 (Twelve Months) Compared to Fiscal Year Ended March 31, 2013 (Nine Months)

Revenues, page 143

17.   You state that the revenue decrease for the year ended March 31, 2014 was primarily due to "modification of a work order with a major customer through a change order to effectuate an early wind down of the services being performed." Please remove vague terms such as "primarily" in favor of specific quantifications here and throughout Results of Operations, including in Operating Expenses. For background refer to Section III.D of SEC Interpretive Release No. 33-6835.

Operating Expenses, page 143

18.   Your discussion of operating expenses provides insight into the aggregate increases in expenses, but does not provide a sufficiently particularized discussion of each component of expenses. Revise your disclosure to provide further insight into the factors that drove

changes for each category of expense discussed. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Cover-All's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 164

19.   We note that the disclosure on page 165 states that the direct margin in the year ended December 31, 2013 was 48%. However, the table on page 164 indicates that the direct margin in 2013 was 24.9%. Please revise to correct this inconsistency in your disclosure.

20.   We note that the statements of operations on page F-51 indicates that you recorded amortization of capitalized software for the years ended 2013 and 2012. However, the table on page 164 does not include a value for fiscal year 2013 and 2012. Please revise to correct this inconsistency in your disclosure.

Management of the Combined Company following the Merger

Related Person Transactions, page 181

21.   Please tell us what consideration you gave to filing:

- The services contracts entered into between Majesco and its subsidiaries and Mastek;

- The purchase agreements you entered into with Mastek, as part of the Majesco Reorganization; and

- The guarantees provided by Mastek under the contracts with Independent Order of Foresters and Ocean Life Insurance Thailand Co. Ltd.

Executive Compensation: Cover-All

Summary Compensation Table, page 197

22.   Please include in the introductory paragraph the full date of the fiscal year-end (i.e., month, day, year).

Majesco Security Ownership of Certain Beneficial Owners and Management, page 200

23.   Please provide the names of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Majesco Limited and Mastek (UK) Ltd. here and on page 202.

Cover-All Security Ownership of Certain Beneficial Owners and Management, page 201

24.   Please provide the names of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Renn Universal Growth Investment Trust plc.

Majesco Financial Statements

Notes to Combines Financial Statements

Note 2. Summary of Significant Accounting Policies

k. Revenue and cost recognition, page F-11

25.   We note that arrangements with software development, related maintenance and post-sale customer support services generally meet the criteria for separate units of accounting. Please explain to us and revise to disclose how you allocate the consideration received in the arrangement to all deliverables and describe the significant factors, inputs, assumptions and methods used to determine the allocation. Refer to ASC 985-605-25-6 and ASC 985-605-55-74 and 75.

26.   We note your disclosure on page 138 that license revenues are not accounted for separately from software services as the services are essential to software functionality and include significant modification or customization of the software. We also note your disclosure here that license revenues are not accounted separately from software services revenues if the services are essential to software functionality and include significant modification or customization of the software. Please clarify whether you sell software licenses without significant modification or customization and if so, tell us and revise your disclosure to provide your revenue recognition policy for such arrangements.

27.   We note from your disclosure on page 124 that you provide application hosting services using the Majesco's proprietary software. Please tell us the details of your hosting arrangements, including the different elements included in such arrangements and your consideration for the guidance under ASC 985-605-55-121, as well as your revenue recognition policy for such arrangements. Please also tell us your consideration for providing the disclosures required under ASC 605-25-50-2 related to such arrangements.

28.   We note from your disclosure on page 53 that you resell products and services of third parties. Please tell us and revise your disclosure to state whether these revenues are presented on a gross or net basis in the statement of operations. As part of your response, please tell us how you have considered each factor outlined in ASC 605-45 in making your determination.

Note 14. Income Taxes, page F-23

29.   We note your disclosure on page F-25 which indicates that you have not provided income taxes on undistributed earnings of US subsidiaries that are indefinitely reinvested. Please

tell us the cumulative amounts of undistributed earnings of U.S. subsidiaries as of March 31, 2014 and December 31, 2014, and tell us when the undistributed earnings were earned. If it is material, please explain how you determined that you do not need to provide income taxes on undistributed earnings of U.S. subsidiaries. Refer to ASC 740-30-25-6 and ASC 715-30-25-17.

30.   Please revise to disclose the amount of the unrecognized deferred tax liability related to undistributed earnings or include a statement that such determination is not practicable. Refer to ASC 740-30-50-2.c.

Note 15. Employee Stock Option Plan, page F-25

31.   We note that you did not disclose the method and assumptions used to estimate the expected term of options. Please tell us what consideration was given to disclosing this information. Refer to ASC 718-10-50-2(f)(2)(i).

Cover-All Technologies Inc. Financial Statements

Note (1) Summary of Significant Accounting Policies

Capitalized Software Development Costs, page F-56

32.   We note that amortization of capitalized software development costs for fiscal years 2013 and 2012 were reclassified from Cost of Revenues-Licenses to Operating Expenses-Amortization of Capitalized Software to conform to the current year presentation. Please explain why you believe the reclassification is appropriate and your consideration for the guidance in ASC 985-20-45-1 related to such costs.

Part II

Undertakings, page II-4

33.   Please include the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

Exhibit 23.4

34.   We note that your auditors' consent refers to the audits of combined financial statements of Majesco for the year ended March 31, 2014 and nine month period ended March 31, 2013, but does not refer to the audits of the financial statements "as of" March 31, 2014 and March 31, 2013. Please revise the consent to also reference these financial statements.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Valérie Demont, Esq.
        Pepper Hamilton LLP